AVENDUS CAPITAL INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2016

ASSETS

Cash	$	1,371,997
Accounts receivable		60,000
Due from parent company		296,641
Prepaid taxes		14,121
Prepaid expenses		6,796
Foreign tax refund receivable		361,956
Property and equipment, net		16,439
Deferred tax benefits		321,222
Security deposits		98,055
Total Assets	$	2,547,227

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	356,360
Corporate taxes payable		68,508
Deferred tax benefit on currency exchange losses		48,307
Deferred rent payable		6,904
Total Liabilities		480,079
Contingencies		-
Stockholder's Equity		
Common stock - $0.01 par value		
Class A 41,000 issued and outstanding		410
Class B 698,000 issued and outstanding		6,980
Additional paid-in-capital		1,595,410
Retained earnings		464,348
Total Stockholder's Equity		2,067,148
Total Liabilities and Stockholder's Equity	$	2,547,227

The accompanying notes are an integral part of these financial statements.